SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g)of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                               Commission File Number  1-5358

                         HAMILTON SUNDSTRAND CORPORATION
                      (SUCCESSOR TO SUNDSTRAND CORPORATION)
             (Exact name of registrant as specified in its charter)

                                ONE HAMILTON ROAD
                        WINDSOR LOCKS, CONNECTICUT 06096
                                 (860) 654-6000
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           5.84938% MEDIUM TERM NOTES - FLOATING RATE NOTES DUE 2000,
                        5.59% MEDIUM TERM NOTES DUE 2000,
                      5.76938% MEDIUM TERM NOTES DUE 1999,
                        5.6% MEDIUM TERM NOTES DUE 1999,
           5.67342% MEDIUM TERM NOTES - FLOATING RATE NOTES DUE 2000,
           5.59629% MEDIUM TERM NOTES - FLOATING RATE NOTES DUE 2000.
            (Title of each class of securities covered by this Form)

                                  COMMON STOCK
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)     [ ]       Rule 12h-3(b)(1)(ii)     [ ]
           Rule 12g-4(a)(1)(ii)    [ ]       Rule 12h-3(b)(2)(i)      [ ]
           Rule 12g-4(a)(2)(i)     [ ]       Rule 12h-3(b)(2)(ii)     [ ]
           Rule 12g-4(a)(2)(ii)    [ ]       Rule 15d-6               [ ]
           Rule 12h-3(b)(1)(i)     [X]

      Approximate number of holders of record as of the certification or notice date: 15

      Pursuant to the requirements of the Securities Exchange Act of 1934, Hamilton Sundstrand Corporation, successor by merger to Sundstrand Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: June 11, 1999                       BY:     /s/ Chester Paul Beach, Jr.
                                             --------------------------------
                                             Name:  Chester Paul Beach, Jr.
                                             Title: Vice President, General
                                                    Counsel and Secretary